HIT’s Benchmark

The AFL-CIO Housing Investment Trust (HIT) is a fixed-income fund with over $3 billion in fixed-income assets. Its assets include government/agency-insured multifamily and single family mortgage-backed securities (MBS), commercial MBS (CMBS), Treasuries and agency debt. The HIT’s benchmark is the most widely used broad-based market index for fixed-income securities, the Barclays Capital Aggregate Bond Index (“Barclays Aggregate,” formerly the Lehman Brothers Aggregate Bond Index). The HIT has used this index as its benchmark since 1993.

The Barclays Aggregate includes U.S. Treasuries, agencies, corporate debt, single family MBS and CMBS. The HIT holds similar securities, but does not invest in corporate debt. The HIT uses government/agency-insured multifamily MBS as a substitute for corporate debt and some Treasury securities. These MBS have superior credit quality to corporate debt, but both have call protection resulting in positive convexity. The HIT’s yield has been typically higher than the benchmark’s.

The table below compares the HIT’s portfolio risk measures to those of the Barclays Aggregate.

Comparison of HIT and Barclays Aggregate Bond Index
As of March 31, 2009	HIT	Barclays Aggregate
Superior Credit Profile
AAA and Above	97.9%	80.5%
A and Below	0.5%	15.8%
Similar Interest Rate Risk
Effective Duration	3.52	3.60
Convexity	-0.004	-0.085
Similar Call Risk
Call Protected	65%	61%
Not Call Protected	35%	39%
Yield Advantage (YTM)	3.85%	3.68%

The HIT’s investment management strategy is to construct a portfolio with similar interest rate risk relative to the Barclays Aggregate by actively managing duration and convexity, while maintaining a portfolio with superior credit quality and a higher expected yield relative to the Barclays Aggregate. This strategy has allowed the HIT to perform competitively with the Barclays Aggregate but with less credit risk and similar volatility. Historical returns comparing the HIT to the Barclays Aggregate show significant correlation, with approximately 95% correlation for the five-year period ending March 31, 2009. The graph below shows the comparative rolling annual returns of the HIT and Barclays Aggregate, demonstrating the strong correlation.

HIT’s net performance for the 1-, 3-, 5-, and 10- year periods ended March 31, 2009 was 6.11%, 6.58%, 4.64% and 6.06%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available by following this link.

The Barclays Capital Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with active management of an actual portfolio.